		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky	Roy A. Nieuwenburg
		William C. Helgason	William D. Holder	Nigel P. Kent	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Darren T. Donnelly	Mark S. Weintraub	Kevin J. MacDonald
		Don C. Sihota	R. Barry Fraser	James A. Speakman	Ethan P. Minsky
		Brock H. Smith	Nicole M. Byres	Peter Kenward	D. Lawrence Munn
		John C. Fiddick	R. Glen Boswall	Virgil Z. Hlus	Stewart L. Muglich
		Samantha Ip	Jonathan L.S. Hodes	Mark J. Longo	Aaron B. Singer
		L.K. Larry Yen	Amy A. Mortimore	Jane Glanville	Brent C. Clark
		Conrad Y. Nest	Richard T. Weiland	Cam McTavish	Valerie S. Dixon
		Adam M. Dlin	Allyson L. Baker	Warren G. Brazier	Veronica P. Franco
Reply Attention of	Virgil Z. Hlus	Jeffrey F. Vicq	C. Michelle Tribe	Satinder K. Sidhu	Vikram Dhir
Direct Tel.	604.891.7707	Peter J.F. Ferrari	Oliver C. Hanson	Sarah W. Jones	Anna D. Sekunova
EMail Address	vzh@cwilson.com	Jun Ho Song	Shauna K.H. Towriss	Kyle M. Wilson	Jennifer R. Loeb
Our File No.	28313-0001 / CW4714778.2	Heather M. Hettiarachchi	Raman Johal	Parvinder K. Hardwick	Pratibha Sharma
		Angela M. Blake	Seva Batkin	Christina J. Kim	Nafeesa Valli-Hasham
		Victor S. Dudas	Craig V. Rollins	Rong (Lauren) Liang	Rachelle J. Mezzarobba
		Thomas R. Bell	Areet S. Kaila	Matthew S. Both
Of Counsel:	James M. Halley, Q.C.
Derek J. Mullan, Q.C.

Associate Counsel:	Michael J. Roman

October 7, 2011

BY EDGAR

Attention: Matthew Crispino – Staff Attorney

U.S. Securities and Exchange Commission
Washington, D.C.
20549

Dear Mr. Crispino:

RE:	CounterPath Corporation
Registration Statement on Form S-1
Filed September 8, 2011
File No. 333-176731

We are counsel to CounterPath Corporation (the “Corporation”). Thank you for your letter dated September 23, 2011 with respect to the registration statement on Form S-1 (the “Form S-1”) filed by Corporation on September 8, 2011. We enclose our responses to your comments. Our responses are numbered in a manner that corresponds with your comments as set out in your letter. We are also providing a blacklined copy of the Corporation’s Form S-1/A (Pre-effective Amendment No.1) to the Form S-1.

COMMENT

General

1.	Please update your financial statements and related information throughout the prospectus. Refer to Item 8-08 of Regulation S-X.

RESPONSE

The financial statements and related information throughout the prospectus has been updated in accordance with Item 8-08 of Regulation S-X. Please refer to the Form S-1/A (Pre-effective Amendment No.1) filed herewith.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

COMMENT

Selling Security Holders, page 10

2.	Please reconcile the total number of shares being offered in the selling security holder table (4,718,700) with the number of shares being registered (4,938,906).

RESPONSE

The total number of shares being offering in the selling security holder table has been reconciled with the number of shares being registered (i.e., 4,938,906 shares). Please refer to the Form S-1/A (Pre-effective Amendment No.1) filed herewith.

COMMENT

Security Ownership of Certain Beneficial Owners and Management, page 43

3.

The beneficial ownership table in your definitive proxy statement filed August 25, 2011 indicates that your directors and executive officers as a group own 16,388,670 shares of your common stock, but the table in your Form S-1 indicated that your management owns 13,118,152 shares. As your Form S-1 does not disclose any change in the number of shares of your common stock owned by your directors or executive officers since filing of the definitive proxy statement, please explain the discrepancy between the two tables.

RESPONSE

The beneficial ownership table in the definitive proxy statement filed August 25, 2011 incorrectly included shares of common stock held by Mr. Steven Bruk in the total for the directors and executive officers as a group. This error was corrected in the Form S-1 (and the Form S-1/A (Amendment No.1)) and the total row is clearly identified as the total shares of common stock held by the directors and executive officers as a group. Please refer to the Form S-1/A (Pre-effective Amendment No.1) filed herewith.

COMMENT

Exhibit Index, page 58

4.

We note that you filed the agreements related to your June 14, 2011 private placement as exhibits to your Form 10-Q for the quarter ended July 31, 2011. Please incorporate these agreement into the exhibit index in your Form S-1.

RESPONSE

The agreements related to the June 14, 2011 private placement have been incorporated into the exhibit index in the Form S-1/A (Pre-effective Amendment No.1). Please refer to the Form S-1/A (Pre-effective Amendment No.1) filed herewith.

Closing Comments

We enclose a statement from the Corporation acknowledging that:

  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (604) 891-7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

 Virgil Z. Hlus

VZH/vxd

Encl.